March 17, 2006
United States Securities and Exchange Commission
Washington, DC 20549-7010

Attention: Ms. Jennifer Thompson, Division of Corporation Finance

Re: Responses of Hillenbrand Industries, Inc. to the SEC staff’s comment letter dated February 16, 2006
To the Staff:
Set forth below are the responses of Hillenbrand Industries, Inc. (“the Company,” “Hillenbrand,” “our” or “we”) to the attached copy of the United States Securities and Exchange Commission’s (“SEC”) staff’s comment letter dated February 16, 2006 (“Letter”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2005 (“Form 10-K”). The numbered paragraphs below correspond to the comment numbers in the Letter, and we have included the full text of each comment above the applicable response.
MD&A
Operating Company Results of Operations, page 41
1.	We note your results of operations are presented by operating company, and that Hill-Rom’s results are further analyzed based on sales of products versus rentals. Based on your current disclosures, it is unclear to us what your operating and reportable segments are within your Hill-Rom business. In this regard, it appears that you may have segments below the level of your Americas/Asia Pacific and EMEA segments. To clarify this issue, please provide us with a SFAS 131 analysis of your operating and reportable segments, along with a representative copy of the reports reviewed by your chief operating decision maker during fiscal 2005.
In evaluating our financial segment reporting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have identified our Chief Operating Decision Maker (“CODM”) as the Executive Management Team (“EMT”) of Hillenbrand. For fiscal 2005, this team consisted of our Chief Executive Officer and his direct reports, including the president of each operating company. We then identified our operating segments by assessing the business activities within Hill-Rom whose operating results were regularly reviewed by the CODM, and then aggregated such segments into reporting segments if appropriate criteria were met.

Following is a summary of the four operating segments comprising Hill-Rom in fiscal 2005, along with information on the products and customers of each segment. It should be noted, as outlined in Recent Developments below, that fiscal 2005 was a transitional year in that a significant business realignment was initiated late in the year, resulting in a new reporting structure for fiscal 2006:

•	Care Division
	Products:	Bed frames and equipment, healthcare furniture, maternal care products, architectural products and headwalls and stretchers

	Customers:	Acute care (hospitals) and long-term care facilities

•	Clinical Division
	Products:	Non-invasive therapeutic products for pulmonary, wound and circulatory conditions, which are generally offered on a rental basis as needed

	Customers:	Acute care facilities (hospitals), long-term care facilities and home care patients.

•	Services Division
	Products:	Service parts and contracts for key products (including Care and Clinical Division products), nurse call communication systems, asset locating, wireless voice communication and biomedical and peak need rentals of moveable medical equipment

	Customers:	Acute care (hospitals) and long-term care facilities

•	EMEA Division
	Products:	Localized variations of most products offered by the Care, Clinical and Services divisions, along with certain high-end products sourced from the Care division

	Customers:	Acute care (hospitals) and long-term care facilities
A summary view of the organization was as follows:

In addition to the direct activities incurred by the operating segments, Hill-Rom also incurred costs in a variety of functional areas which benefited the organization as a whole, including operations and development, finance, information technology, strategy, legal and regulatory, human resources and administration. Functional costs directly related to a specific operating segment were borne directly by such operating segment. Functional costs not directly tied to a specific operating segment were allocated to the operating segments based primarily on net revenues. Variances between budgeted functional allocations and actual functional allocations, along with eliminations between the reporting segments, were presented separately within our segment footnote as “Functional Costs and Eliminations,” to facilitate the reconciliation of our reporting segment results to consolidated Hill-Rom results.
Hill-Rom information presented to the Hillenbrand EMT, and included in the copies of the CODM reporting materials being submitted supplementally in connection with this response, included various forms of reporting and metrics measured on both a consolidated and an operating segment basis. These materials included the following:
•	Monthly Hill-Rom Operating Review Memo — This memo included the following key areas of discussion:
o	Executive summary of consolidated operating results in comparison to the annual business plan (“Plan”) and the updated rolling financial forecast (“RFF”)

o	Operating segment results in comparison to Plan and RFF, with variance explanations and discussions of key movements and initiatives

o	Consolidated overview of operations with detailed explanations of variance explanations compared to Plan and RFF

o	Update on strategic initiatives throughout Hill-Rom

o	Discussion of latest RFF assessment, which was updated monthly

o	Key learnings for the month, including regulatory issues, key trends and competitive update
•	Monthly Consolidated Operating Review Memo to the Board — This memo included the following key areas of discussion:
o	Enterprise performance summary for Hillenbrand

o	Review of Hill-Rom results, first on a consolidated basis and then by operating segment

o	Review of Batesville Casket and Corporate results

o	Financial performance summary for Hillenbrand, Hill-Rom and Batesville Casket

o	Strategic initiative update for Hill-Rom and Batesville Casket

o	RFF update for Hillenbrand, Hill-Rom and Batesville Casket

o	Key learnings for both Hill-Rom and Batesville Casket
•	Weekly Capital Shipment and Order Report — Contained the following Hill-Rom information:
o	Weekly summary of orders, shipments and discounts for the past week and a historic period, in a graphical presentation

o	Rolling average of orders, shipments and discounts, in a graphical presentation

o	Shipment and order allocations, by operating segment, in relation to the current quarter RFF, Plan and the subsequent quarter RFF

o	Analysis of orders and shipments, by operating segment, compared to Plan for the week, month, quarter-to-date and year-to-date periods
As outlined above, Hill-Rom was composed of four operating segments during fiscal 2005. For financial reporting purposes, all segments except EMEA were aggregated within the Americas/Asia Pacific reporting segment based on the commonality of various criteria, including the following:
•	all direct sales for the Care, Clinical and Services operating segments within North America were conducted through the Americas/Asia Pacific sales force, allowing a single point of contact with the customer. This alignment was critical to maintaining customer relationships and fully allowing for the cross selling of products along our complete product offering. Sales into Latin America and Asia Pacific, which were less than two percent of Hill-Rom revenues, were conducted through independent distributors, for which all relationships were managed by Americas/Asia Pacific personnel;
•	the nature of the products offered by each operating segment and the similarity of their objectives in terms of improving patient outcomes and caregiver efficiency. While some of the products are sold and some are rented, they are all aimed at fulfilling the same set of objectives: (i) improving the efficiency of the healthcare facility and its operations, (ii) providing improved patient outcomes, therefore reducing the length of stay and costs and (iii) improving caregiver safety and efficiency. Further, over 75 percent of Hill-Rom revenues come from bed frames and equipment, specialized therapy surfaces, furniture and headwalls. If one were to include the service revenues associated with bed frames and equipment, the amount would be even higher;

•	common class of customers across all operating segments within North America. As outlined above, despite the multiple operating segments, from a relationship and customer penetration perspective it was imperative that a single point of contact be established with the customer. This was performed through the Americas/Asia Pacific Division. The majority of our commercial accounts would be customers across the full spectrum of our Care, Clinical and Services segments and represented potential buyers of all products and services offered by such segments. Our marketing efforts focused on the Hill-Rom “Circle of Care”, which entailed our full suite of products;

•	similar economic characteristics, as evidenced by originally expected gross margin rates. Upon adoption of this reporting structure in fiscal 2004, the expected gross margin rates were: Care — 51.9 percent, Clinical — 47.8 percent and Services — 49.4 percent. As it turned out, the consistency of these margin levels was not achieved in either fiscal 2004 or 2005 as a result of the acquisition of Mediq in January 2004. With this acquisition and the significant integration costs, and later the incremental costs associated with managing the transition to our new rental business system in fiscal 2005, margins in the Services segment were unfavorably impacted. Mediq had an acquired rental asset fleet of approximately 150,000 pieces of equipment and operated over 80 independent service centers. The integration of these assets and the consolidation of the Hill-Rom and Mediq service networks was much more expensive and took longer than we originally expected. The final phase of this business integration was the migration to a common rental business system platform, which occurred in May 2005. With the start-up of this system, numerous difficulties were encountered which resulted in continued cost pressures on the Services segment throughout fiscal 2005 as system stabilization efforts continued. As a result of these difficulties and the costs incurred to deal with them, along with the fact that such difficulties did not allow the Services segment to fully leverage its service-center network with other acquisitions, the margin levels originally expected were not achieved. Further, as a result of the continuing shortfalls in performance throughout the organization, a significant organizational realignment was announced in the fourth quarter of fiscal 2005 (see Recent Developments below);

•	common legal and regulatory environment in North America related to health care, including Food and Drug Administration (“FDA”), Medicare and Medicaid, among others. FDA maintains strict and rigid rules in terms of product design, testing, manufacturing and complaint reporting, along with other requirements, for medical equipment and devices. While the FDA has various requirements depending on the nature of the medical equipment or device, virtually all Hill-Rom products are subject to some degree of FDA regulation, and all manufacturing processes and facilities are subject to such regulations, including periodic inspection. From a reimbursement perspective, both Medicare and Medicaid are very influential. Whether we obtain direct reimbursement from these agencies, or our customer does, it is fair to say that these two government agencies are responsible for a significant amount of healthcare spending in the United States. They also have significant influence over overall healthcare spending and the entire industry based on the coverage rules and reimbursement parameters they set.
•	similar production processes in that the majority of non-EMEA health care sales products are produced at a single facility in Batesville, Indiana. In addition, surfaces for the largest health care sales product line within the Care segment, bed frames, were, and continue to be, produced in the Charleston, South Carolina facility, which also produces overlay surfaces and other pulmonary products for the Clinical segment’s non-invasive therapeutic products. Service parts for all products are handled through the Services segment and are procured either from the respective production facility or the same vendors used to supply materials for the original manufacture of the equipment. Under the management structure in place during fiscal 2005, all global sourcing and manufacturing was centralized under a single functional leader, thus bringing commonality to procurement and manufacturing processes throughout the organization; and

•	the use of common distribution channels through the use of Hill-Rom trucks and the 200-plus Hill-Rom service centers located throughout North America. All rental products of the Clinical and Services operating segments are maintained and dispatched from these shared service centers. In addition, all maintenance activities for both Health Care sales and rentals in North America are conducted by field technicians located in these service centers. Calls for the delivery or pick-up of a rental product, or for the maintenance of a product, are administered primarily through a common call center located in Charleston, South Carolina. Latin America and Asia Pacific activities, which represent less than two percent of Hill-Rom revenues, are conducted through independent distributors.
In addition to an analysis of the factors outlined above, in looking at the potential aggregation of operating segments, we also looked at whether such aggregation was consistent with the objectives and basic principles of SFAS 131. We believe the aggregation of the Care, Clinical and Services segments into the Americas/Asia Pacific reporting segment was appropriate and in line with the objectives of providing users of financial statements with information about the different types of business activities in which we were engaged and the environments in which we operated. If one were to look at the Care, Clinical and Services segments, one would find that these operations had very little individual influence or responsibility over their profit and loss statements. All revenues were generated from the Americas/Asia Pacific sales organization. Cost of sales for the related revenues were driven solely off of standard costs, with overall control of such costs resting with the global operations and development function. In addition, most operating expenses needed to fully support the segments were also operated on a functional basis, including finance and information technology, human resources, legal and regulatory, etc. This left only limited costs under the direct control of the Care, Clinical and Services segments, thus leaving management and assessment of performance to be generally done at the Americas/Asia Pacific and functional levels, which were heavily dominated in the U.S. This is further demonstrated by the fact that the Service segment ran and operated the service-center network, including distribution and maintenance for the therapy rental fleet, for the entire North American business, despite the fact that over 75% of our rental revenues came from the Clinical segment. As a result of these significant interrelationships, the Americas, despite being divided into separate operating segments, were truly managed as a single reporting segment.
Upon consideration of the above factors, including the objectives and basic principles of SFAS 131, the Hill-Rom operating segments were aggregated into two distinct reporting segments, Americas/Asia Pacific and EMEA. While EMEA also shared some common functions with the rest of the organization as outlined above, its level of interrelationship was not nearly that of the other segments. EMEA was wholly responsible for their own sales force and marketing efforts, their products were produced primarily within a separate facility located in France and they were responsible for their own product distribution and the operation of their own service center network. Further, the economic characteristics and regulatory environments were different than those of the other segments, and as a result of the unsatisfactory performance of EMEA in recent years, it was also the subject of a separate strategic focus, by both the CODM and a sub-group of the Company’s Board of Directors.
With respect to the breakdown of revenues between health care sales and rentals, such breakdown was provided to satisfy the requirement to report significant revenue streams and the related costs separately. This breakdown was originally provided in response to a comment letter from the staff of the SEC dated April 28, 1995. We do not operate our business in this fashion, nor do we produce any form of reporting other than revenues and margins on this basis. We do not have segment managers aligned in this manner, and all operating segments have components of both health care sales and rental revenues within their respective operations.
Batesville Casket was a single operating and reporting segment. No financial information was available or presented to the CODM on any basis other than for consolidated Batesville Casket. Hillenbrand Corporate, while not a reporting segment, was presented separately in our segment footnote to facilitate the reconciliation of our segment reporting to that of consolidated Hillenbrand.
Recent Developments
In May 2005, the former President and Chief Executive Officer of Hillenbrand retired and was replaced on an interim basis by the Vice-Chairman of the Board of Directors. As part of this transition and in an effort to rebuild our foundation for the future, a significant evaluation of our operating structure was performed, along with a review of our product portfolio as well as the branding and marketing strategies. Following this review and upon reaching the conclusion that the existing Hill-Rom structure was too complex, too interdependent for proper accountability and not yielding the desired or expected benefits, as evidenced by the lack of profitable growth and declining margin levels, in July 2005 a number of changes were announced aimed at simplifying both the corporate and Hill-Rom organizational structures and supporting Hill-Rom’s strategy to focus on its core hospital bed frames, therapy support surfaces and services businesses. As part of this action, Hill-Rom established two commercial divisions, one focusing on North America and one focusing internationally, each including hospital bed frames, therapy support surfaces and services businesses with supporting sales, marketing and field service organizations. Hill-Rom also combined sourcing, manufacturing, and product development under one function to support these two commercial divisions. Home care products and services and surgical accessories will be provided through a separate, fully integrated division. At the same time, all Hillenbrand corporate functions, including human resources, finance, strategy, legal and information technology, were consolidated with those of Hill-Rom.
As a result of these changes, the last half of fiscal 2005 was a period of significant transition. The operating leadership team during this period of time was in a state of flux until mid-July. At this time, new leadership was put in place and significant efforts were devoted to the adoption and implementation of the new organizational structure, which included a significant restructuring program that is still underway. During this period of time and continuing into early fiscal 2006, reporting to our CODM, the new operating leadership team, was also in a state of transition. As efforts were focused primarily on a quick and successful implementation of the new organizational structure and the execution of the restructuring plan, efforts of this team during this period were very tactical in nature and financial reporting to the CODM was limited in nature. What was reported was generally either on a consolidated Hill-Rom basis or was generally consistent with the previous reporting structure. We only recently began regularly reporting financial information in line with the new structure, which resulted in a realignment of our segment reporting structure in the first quarter of fiscal 2006 as outlined in our response to Question 2. This realignment of our segment reporting structure was also applied to prior year financial information to ensure consistency of reporting for all periods.

2.	In light of the fact that your reportable segments will change in 2006, please confirm to us that you will more clearly analyze your segmental measure of profit or loss for each segment in future filings.
As highlighted in our Form 10-K, and in conjunction with a restructuring of our business, our reporting segments for fiscal 2006 are as follows:
•	Hill-Rom North America

•	Hill-Rom International

•	Hill-Rom Home Care and Surgical Accessories

•	Batesville Casket
We also present separately certain functional costs and public-entity and other corporate-related costs to aid in the reconciliation of our segmental data to consolidated Hillenbrand information and to increase the readability and understanding of such information. As part of this new presentation, we confirm to you that we will more clearly analyze our segmental measure of results in our analysis of the results of operations in MD&A in future filings.
Note 1 — Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 78
3.	We read that impairment assessments for your goodwill are done on a reporting unit level. We also note the restatement of your September 30, 2004 and 2003 financial statements within your amended September 30, 2004 Form 10-K due to the incorrect allocation of goodwill to reporting units for purposes of impairment testing. We have the following comments:
•	Please identify the individuals that comprised segment management for your Hill-Rom segment prior to the disposal of your piped-medical gas and infant care businesses. Segment management is defined in paragraph 14 of SFAS 131.
In fiscal 2002 and 2003, Hill-Rom was operated and managed on a distinct functional basis, with various managers responsible for worldwide sales and service, operations, strategy, finance and information technology, legal and regulatory, human resources and administration. The respective managers of each of these functions comprised the Hill-Rom EMT, which was considered the segment manager for the Hill-Rom business during this period of time. This is the structure that was in place at the time our piped-medical gas and infant care businesses were classified as discontinued operations in the fourth quarter of fiscal 2003.
•	Please describe to us the reports that were regularly reviewed by Hill-Rom segment management prior to the disposal of these businesses. Specifically, please identify the lowest level at which discrete financial information was provided to Hill-Rom segment management. If information was not provided below the consolidated Hill-Rom level, please explain to us how, or if, resources were allocated and performance was assessed for the various businesses within the Hill-Rom segment.
Under the structure outlined immediately above, various reports were periodically reviewed by the Hill-Rom EMT. These reports included consolidated financial results for Hill-Rom in total, along with various metrics and strategic initiative milestones measured for each of the functional areas of responsibility. These metrics included revenues and margins for worldwide sales and service, purchased material, conversion and distribution costs and warranty expenses for operations, and operating expense variances for all other functional areas. Capital expenditures, headcount and compensation and benefits were also routinely measured for all functions. There was no discrete financial information presented that was regularly reviewed by the Hill-Rom EMT for businesses below the Hill-Rom operating segment. Hill-Rom performance was assessed and resources allocated based on the Hill-Rom business as a whole and on the individual metrics achieved with respect to each individual functional area.
•	Also describe to us the reports that were regularly reviewed by your chief operating decision maker prior to the disposal of these businesses, and provide us with a detailed explanation of how you determined your operating segments under SFAS 131 prior to the disposal of these businesses.
For 2002 and 2003, the Board of Directors and CODM received monthly financial information and other key metrics summarized for each of the Hill-Rom, Batesville Casket and Forethought operating companies (Forethought was disposed of in July 2004). No lower level information was provided to either the CODM or the Board of Directors, unless in response to specific inquiries which required certain adhoc reporting or analysis. As a result, each of the respective operating segments, Hill-Rom, Batesville Casket and Forethought, were considered to be both the operating and reportable segments for purposes of applying SFAS 131.
•	We assume from the disclosures in your amended September 30, 2004 Form 10-K that you originally determined that your disposed piped-medical gas and infant care businesses were each a reporting unit for purposes of testing for goodwill impairment. We further assume from these disclosures that you subsequently determined that your consolidated Hill-Rom reportable segment was the appropriate reporting unit for purposes of testing for goodwill impairment at the time that these businesses were sold. Please confirm our assumptions, and if our assumptions are correct, please provide us with more insight into your thought process for determining your reporting units both before and after this restatement.
In terms of the assumptions outlined in your Letter, we would like to clarify that consolidated Hill-Rom was the sole reporting unit for our health care business under SFAS 142, and that piped-medical gas and infant care were businesses below the overall Hill-Rom reporting unit, not separate reporting units. In our initial determination of the amount of goodwill to be considered in the disposal of these businesses, we applied the guidance in SFAS 142, paragraph 39, which states:

When a reporting unit is to be disposed of in its entirety, goodwill of that reporting unit shall be included in the carrying amount of the reporting unit in determining the gain or loss on disposal. When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. However, if the business to be disposed of was never integrated into the reporting unit after its acquisition and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit, the current carrying amount of that acquired goodwill shall be included in the carrying amount of the business to be disposed of. That situation might occur when the acquired business is operated as a stand-alone entity or when the business is to be disposed of shortly after it is acquired. [Emphasis added]

When we reached definitive agreements to dispose of the piped-medical gas and infant care businesses and classified them as discontinued operations, we initially concluded that both businesses represented a portion of a reporting unit and that neither business was sufficiently integrated to allow realization of the goodwill by the rest of the reporting unit. As a result, we determined that the amount of goodwill to be included in the carrying value of the businesses to be disposed of should be based on the current carrying amount of the acquired goodwill.

We reached this conclusion based on an analysis that we believed at the time indicated that there had been only inconsequential integration of the acquired businesses into the Hill-Rom reporting unit, and that the benefits of the acquired goodwill were never realized by the rest of the reporting unit, and would not be realized in the future by the continuing business.

As part of our recent financial statement restatement, it came to our attention that the application of this exception provision of SFAS 142 was intended to be applied when the business had not been integrated into the reporting unit. Paragraph B166 of SFAS 142 further elaborated the Board’s thinking:
Board members noted that those situations (such as when the acquired business is operated as a stand-alone entity) would be infrequent because some amount of integration generally occurs after an acquisition. [Emphasis added]
The piped-medical gas and infant care businesses were acquired on February 9, 1998 and December 18, 1997, respectively. The original plans associated with these businesses contemplated their integration and synergistic value with other Hill-Rom businesses. Such integration efforts were initiated. However, the benefits initially expected did not materialize and the integration efforts were not as successful as we had anticipated. Thus, while we did not fully realize the benefits of either of the acquisitions, certain levels of integration were anticipated in the original acquisition plans and some level of redundant back office and sales integration was actually completed. Based on our revised understanding of the application of this exception condition, we concluded that our original accounting with respect to the inclusion of the acquired goodwill in the disposal gain and loss calculations was in error. We should have allocated only a portion of goodwill to the businesses being disposed of based on the relative fair values of the businesses in relation to that of the reporting unit to be retained. With this determination, we appropriately restated our prior financial statements to reflect the correction of this error in the application of generally accepted accounting principles.
4.	We read that you have certain trademarks that you do not amortize. Please tell us how you determined that these intangible assets were indefinite-lived. Your response should address the factors in paragraph 11 of SFAS 142.
In conjunction with our fiscal 2004 acquisitions of Advanced Respiratory, Inc. (“ARI”) and NaviCare Systems, Inc. (“NaviCare”), Deloitte & Touche LLP conducted fair value assessments of acquired intangible assets in accordance with the provisions of SFAS 141, “Business Combinations.” In each of these valuations, trademarks/tradenames (“trademarks”) with no finite lives were identified. In the case of ARI, “the Vest” was identified as a trademark and assigned a value of $3.4 million. “NaviCare” was also identified as a trademark and assigned a value of $490,000. Neither of these assets had finite lives, as evidenced by legal, regulatory, contractual, economic or other factors. Further, the Company intends to continue to market products acquired with the businesses under these trademarks. Considering the strong market positions of these businesses, the competitive environment, product life cycle trends and product or brand extension opportunities, we believe the trademarks will generate cash flows for an indefinite period of time. As a result, we consider these assets to have indefinite lives, which are subject to annual impairment assessments in accordance with paragraph 17 of SFAS 142.
Revenue Recognition — Sales and Rentals, page 81
5.	We read that revenues for health care products in the patient care environment and for casket and cremation products are generally recognized upon delivery of the products and upon the customer’s assumption of the risks and rewards of ownership. We further read that local business customs and non-standard sales terms sometimes result in deviations to this normal practice. Please provide us with a more detailed description of these deviations to your normal revenue recognition policy for these products, and tell us how you account for such deviations.

Our primary accounting policy with respect to revenue recognition, as outlined in Critical Accounting Policies within MD&A and in Note 1, “Summary of Significant Accounting Policies,” indicates that revenue is generally recognized upon delivery of the products to the customer and their assumption of the risk of loss and other rewards of ownership. Local business customs and non-standard sales terms do occasionally result in deviations to this normal practice. Examples of such deviations include the following:
Certain international trade terms allow the seller to fulfill its obligations once the goods have been cleared for export and tendered to a carrier named by the buyer. In these instances, revenue is recognized once the customs clearance is received and the goods are presented to the carrier. Fiscal 2005 North American revenues under these trade terms approximated $1.1 million.

Other international trade terms allow the seller to fulfill its duties once the goods are made available for pick-up at our facilities. In these instances, the buyer arranges its own transportation and revenue is recognized when the goods are picked up by the applicable carrier from our facilities. Fiscal 2005 North American revenues under these trade terms approximated $18.1 million.

We also have limited amounts of consigned inventory on-hand at any point in time, for which revenue is not recognized until such time as an end customer takes delivery of the product from our distributor or other consignee. Consigned inventory as of September 30, 2005 approximated $6.7 million and revenues generated from such inventory in fiscal 2005 were $7.1 million.
In all instances, we recognize revenue in accordance with the applicable arrangement and upon the transfer of risk of loss and the rewards of ownership to the buyer.
6.	We read that for non-invasive therapy products, you record your rental revenues net of a provision for uncollectible rental receivables. Please tell us how you determined it was appropriate to net your provision against revenues, rather than including it as part of your operating expenses, and quantify the amount of this provision that was netted against your rental revenues for each period on your income statement.
For non-invasive therapy products the revenues recognized are net of provisions to reduce revenues to their expected realizable value based upon historic reimbursement patterns. Revenues in this business are heavily influenced by the regulatory reimbursement patterns of Medicare and Medicaid and other contractual and non-contractual allowances with insurance companies and health maintenance organizations. At the time of service it is not always known who will have primary and secondary coverage responsibilities for the products. In addition, it is common in the industry that subsequent adjustments will be required to the length of the rental period to reflect patient movements within the care facility.

As a result of these factors, and others, routine billing allowances to the originally recorded revenues for rental services are often required. These allowances do not reflect uncollectible accounts as the term would be used to denote a bad debt, but instead represent revisions to the original billing to properly reflect the number of days a patient may have used our product or to reflect contractual or regulatory pricing adjustments upon final determination of primary or secondary coverage for the patient. We feel that these adjustments are appropriately reflected as a reduction of revenue as they are necessary to properly reflect the amounts we are entitled to receive for the services rendered. In future filings we will clarify our wording to better differentiate these adjustments from the credit risk associated with bad debts.

For the fiscal years ended September 30, 2005, 2004 and 2003, amounts netted against rental revenues approximated $12.7 million, $13.1 million and $4.9 million, respectively.

7.	We read that you recognize revenue for your product called The Vest at the time of receipt of authorization for billing from the applicable paying entity. Please explain to us how this policy meets the criteria of SAB Topic 13.A. Tell us why you do not record rental revenues for this product ratably over the applicable lease term.
As with our other non-invasive therapy products, numerous parties are wholly or partially responsible for coverage and reimbursement with respect to The Vest. Revenue for The Vest can occur through a number of reimbursement options, including an upfront purchase, a capped rental period of various durations, and month-to-month rentals. At the time of product placement, we generally are not sure of product coverage by the applicable coverage party and/or the method of reimbursement that will be selected. As a result, we do not have sufficient evidence of an arrangement or a fixed and determinable price to allow revenue recognition to begin at the time of product placement. Following initial product placement and accumulation of the necessary clinical information to support a claim, however, we work directly with potential coverage parties to obtain a coverage authorization outlining the method of recovery and the length of time a patient will be covered on the product. When this authorization is obtained, we begin recognition of revenue in accordance with those approved guidelines as this adequately evidences the terms of the arrangement, including pricing and duration. For authorizations which approve coverage on a rental basis, we recognize revenue on a straight-line basis over the reimbursement period. At the expiration of the authorization, it is common for the responsible party to review their coverage decision and evaluate how the patient is responding to treatment prior to committing to an additional authorization or arrangement. While we are waiting on a coverage reauthorization, revenue recognition is suspended pending completion of a new authorization and new coverage decisions.
8.	We read that for certain health care products and services aimed at improving operational efficiency and asset utilization, you routinely defer revenues until specified services are delivered. Please provide us with a more detailed description of these products and services, and tell us at what point you recognize this revenue. Also, please quantify any deferred revenues that you had recorded at September 30, 2005, or 2004, and, if applicable, tell us where these deferred revenues are classified on your balance sheet.
Examples of products generally included in this area include nurse call communication systems, asset location systems and wireless voice communications. In conjunction with these products, we may also be requested to provide installation, training and other professional services. Revenues related to these systems approximated $55 million in fiscal 2005, of which between 20 percent and 25 percent are service-related revenues. While product-related revenues are generally recognized upon product delivery, service-related revenues are recognized as the applicable services are performed. These revenues are separately identifiable based upon their independent value to the customer and the evidence of fair value with respect to the multiple revenue elements. As of September 30, 2005, we had deferred revenues related to such services of $4.9 million.

In addition to these products and services, we also offer service and maintenance contracts to our customers on several of our products. Revenues on these service contracts, which approximated $28 million in fiscal 2005, are recognized ratably over the service coverage period. As of September 30, 2005, we had deferred revenues related to service contracts of $5.0 million. Deferred revenues are included as a component of either Other Current Liabilities or Other Long-Term Liabilities within our Consolidated Balance Sheet. The long-term portion of deferred revenue approximated $0.2 million at the end of fiscal 2005.
9.	Please tell us your revenue recognition policy for software products. In this regard, we note from page 6 of your Form 10-K that you acquired software products from NaviCare. If your revenue from software products is material, please disclose this accounting policy in future filings.

With the acquisition of NaviCare, we obtained a software platform aimed at maximizing patient flow and scheduling within the patient care environment. Fiscal 2005 revenues related to NaviCare products were less than $5.0 million. As NaviCare has only a limited number of installations (fewer than 35), we have not been able to establish vendor-specific objective evidence of fair value at this time relative to the various elements involved in an installation. As a result, revenue is recognized in relation to these installations on a contract accounting basis, either on a percentage-of-completion or a completed contract method. Should revenues from these activities increase to a material level, additional disclosures will be made in future filings to disclose our revenue recognition practices.
Note 3 — Discontinued Operations, page 89
10.	We note your disclosures concerning your sale of Forethought, both here and in Note 1. We read on page 86 of your Form 10-K that you are receiving continuing cash flows from a transition agreement with the previously disposed Forethought business; however, you have determined that these cash flows do not represent significant continuing involvement in the operations of Forethought. Please provide us with a more detailed explanation of these continuing cash flows and how you determined they do not represent significant continuing involvement. Also tell us when the cash flows from the transition agreement will end.
In conjunction with the disposition of Forethought Financial Services, Inc. (“Forethought”) in July 2004, Hillenbrand has a continuing Transition Services Agreement (“TSA”) for information technology services. We receive certain cash flows associated with the rendering of these services, but nearly three quarters of the cash flows under this agreement represent merely a pass-through of services provided by our outsource service provider, IBM, for technology services. The level of services provided to Forethought by IBM is dictated solely based on the needs of Forethought and such charges are passed along to Forethought based on the contractual pricing of services under the outsourcing agreement. Annual charges passed through to Forethought under the IBM services agreement approximate $4.2 million. In addition to these charges, we also bill Forethought for other services provided directly by Hillenbrand, either through our own personnel or through other vendor relationships, including telecommunications and software maintenance. Annual amounts charged to Forethought for these services approximate $1.5 million per year. As this amount is less than one percent of annual Forethought gross cash inflows and we have no involvement or influence in the strategic, policy setting or the day-to-day operational decisions with respect to how it runs its insurance business, we do not consider these continuing cash flows from Forethought to represent significant continuing involvement with that business. This evaluation was made giving full consideration to Emerging Issues Task Force 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.” The TSA runs through December 2007, but can be extended based on the mutual agreement of both parties.
Note 15 — Financial Services
11.	We note your disclosures related to available-for-sale securities and the inclusion of unrealized gains and losses on available-for-sale securities in your other comprehensive income. In future filings, please provide all of the relevant disclosures required by paragraphs 19-22 of SFAS 115, including the amounts of unrealized gains and losses by major security type that remain in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income and into earnings for each period.
As a point of clarification, Note 15, “Financial Services,” represents primarily a carryforward of disclosure information from when Forethought was one of our operating companies. As Forethought was an insurance company with a significant investment portfolio, we provided all required disclosures of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” within this footnote. With the disposition of Forethought, our investment portfolio is much less significant, consisting primarily of limited partnership investments and the preferred stock of FFS Holdings, Inc. discussed in 12. below. As of September 30, 2005, our total investment portfolio approximated $71.5 million, with cumulative unrealized gains on available-for-sale securities of $8.9 million, net-of-tax.
In future filings we will make appropriate disclosures of the unrealized gains and losses by security type and the amount of gains and losses reclassified out of accumulated comprehensive income and into earnings for each period. For your information, we provided disclosure of the gains reclassified out of accumulated comprehensive income and into earnings in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.
12.	We read on page 78 that you have classified your investment in the preferred stock of FFS Holdings, Inc. as held-to-maturity. Please tell us if you are using this term as defined in SFAS 115. If so, in future filings, please provide the disclosures required by paragraphs 19-22 of SFAS 115.
The preferred stock of FFS Holdings, Inc. referred to in your comment represented a portion of the seller financing provided upon the disposition of Forethought. This holding is classified as held-to-maturity as defined in SFAS 115. Securities obtained in the sale of Forethought represent the only held-to-maturity securities included in our portfolio. You have requested that we provide the disclosures outlined in paragraphs 19 to 22 of SFAS 115 in future filings. We respectively request that you consider our current disclosures where in the combination of Note 1, “Summary of Significant Accounting Policies,” Note 3, “Discontinued Operations,” and Note 12, “Financial Instruments,” we believe that we have provided all required disclosures. We have provided the carrying value of the securities, the fair value of the securities and the terms of the investments. In future filings we will continue to provide all required disclosures, with the objective of including such in a single disclosure to increase visibility and understanding.
Note 17 — Commitments and Contingencies
13.	With a view towards expanded disclosures, please tell us more about your contingent liabilities. Your responses should be as of the period end and updated to the date of your response.
Spartanburg Regional Healthcare System
•	We note that your litigation charge and accrual of $358.6 million includes the proposed settlement and certain related legal and other costs. Please describe and quantify each component of this litigation charge.
As outlined in Note 17, “Commitments and Contingencies,” the litigation charge of $358.6 million included a settlement charge of $337.5 million. The remaining $21.1 million represents an estimate of legal fees, including bonus payments to primary legal counsel, to complete the settlement.
•	Tell us the accrual as of the date of your response, and explain any changes from year end.
The litigation accrual as of the date of our response is $352.3 million, which has decreased by $6.3 million from the amount accrued as of September 30, 2005, due to payments of legal fees. With the preliminary Court approval of the settlement on February 3, 2006, we will fund $50.0 million of the settlement into an established escrow account on or about March 3, 2006. The remaining settlement payment of $287.5 million will be paid into the escrow account 30 days following Final Approval of the settlement as defined in the Settlement Agreement. Barring any appeals from objectors, this is currently expected to occur sometime late in the third quarter of fiscal 2006 or early in the fourth quarter. All legal fees related to the settlement are expected to be paid no later than the end of fiscal 2006.
•	Explain the “company initiated discounting practices” required in the settlement.
The “company initiated discounting practices” are practices that Hill-Rom implemented on October 11, 2002. At that time, Hill-Rom decided that, with respect to any new contract, it would not offer incremental discounts on capital beds or architectural products conditioned on a customer renting therapy products from Hill-Rom, i.e., while such products could be sold together, the rental therapy product line would be separately priced and discounted. Hill-Rom continued to offer all other discounts (e.g., volume discounts, early payment discounts, capitation arrangements, etc.) as appropriate. Under the settlement, Hill-Rom agrees to continue such practices for three years from the date of the Settlement Agreement.
•	Analyze the expected impact on your results of operations as result of the “company initiated discounting practices.”
The Company has been complying with the “company initiated discounting practices” for the entire period covered by our most recent financial statements. As a result, any impact related to such practices has already been reflected in our results over this period of time and therefore is not expected to impact our future results of operations.
•	We read that plaintiffs sought damages in excess of $100 million, recovery of attorney fees and expenses and injunctive relief. Please be more specific as to the amounts of each, and describe the injunctive relief sought.
Injunctive relief. Plaintiff’s Second Amended Complaint sought injunctive relief that would enjoin Hill-Rom from (i) enforcing any of the alleged exclusive dealing, tying or bundling arrangements allegedly entered into with any hospital purchasing group or hospital, and (ii) entering agreements with hospitals or Group Purchasing Organizations under which a hospital would be required to commit to rent or purchase Hill-Rom Specialty Hospital Beds in order to obtain “discounts” on Hill-Rom Hospital Beds and Architectural and In-Room Products.
Attorneys’ fees. Plaintiff’s Second Amended Complaint seeks reasonable attorneys fees and costs as provided by the Clayton Act. In connection with the anticipated settlement of this case, in a written notice to be mailed to known members of the class, and which the Court approved, Plaintiff’s attorneys have indicated that they intend to apply to the Court for an award of attorneys’ fees in an amount not greater than 33% of the total value of the Settlement Fund, plus interest thereon, and related costs and expenses. Plaintiff’s counsel has informed the Court that they plan to submit supporting documentation when they seek such Court approval. Under the Settlement Agreement, any attorneys’ fees and expenses will be paid exclusively out of the Settlement Fund. Prior to the agreement to settle this case, we did not know the amount of attorney fees sought by the plaintiff.
Antitrust damages. Plaintiff’s Second Amended Complaint alleged that Plaintiff and the purported class had been “injured in their business or property... in an amount in excess of $100 million” and sought an award of actual and special damages and trebling of actual damages. Plaintiff did not plead or formally assert in the litigation an actual calculation of alleged antitrust damages to the purported class beyond the $100 million amount.
•	Notwithstanding your view as to the merits of the claim, tell us whether it is reasonably possible that amounts in excess of your accrual may be incurred. Please be specific about those amounts.
In light of the high probability that the settlement outlined in the Memorandum of Understanding reached in November 2005 would be finalized, which has been subsequently reinforced by the preliminary Court approval of the Settlement Agreement, it was not considered reasonably possible that amounts in excess of our accrual would be incurred. Thus no additional accruals or related disclosures were considered necessary.
•	Describe in more detail the uncertainties surrounding this anti-trust case and the circumstances that would cause you to lose, or prevail.
We agreed to settle this case, prior to the completion of discovery and the class certification hearing. Litigation outcomes are inherently uncertain and, in this case, that uncertainty was enhanced by the early timing of the settlement and was affected by numerous factors, including, among others, the difficulty of predicting the direction of the evolving state of the applicable law concerning the discounting practices at issue, leeway potentially provided to plaintiff’s counsel in alleging improper practices and resulting damages, the time period for which alleged damages might be permitted, and the risk that a jury might view certain facts and interpret certain documents in a manner that would cause the jury to find liability. Accordingly, as we have agreed to settle this case we do not believe that there are any further significant uncertainties regarding this matter.
FCA Action
•	Notwithstanding your view as to the merits of the claim, tell us whether it is reasonably possible that a material loss could result from this complaint.
We believe that there are meritorious defenses to class certification and to plaintiffs’ allegations and damage theories, which have a reasonable possibility of resolving this litigation without any damages award. Because litigation is uncertain and this case is in the early stages, it is also reasonably possible that a material loss could result from this complaint.
Accordingly, in connection with our disclosure of the FCA lawsuit we disclosed the following on pages 24, 112 and 53 of our Form 10-K:
•	On page 24 under Item 3. under the caption “Legal Proceedings” and on page 112 in Note 17 under the caption “Commitments and Contingencies,” we said: “If a class is certified in any of the antitrust cases filed against Hillenbrand and Batesville and if plaintiffs in any such case prevail at trial, potential trebled damages awarded to the plaintiffs could have a significant material adverse effect on our results of operations, financial condition, and/or liquidity. Accordingly, we are aggressively defending against the allegations made in all of these cases and intend to assert what we believe to be meritorious defenses to class certification and to plaintiffs’ allegations and damage theories.”

•	On page 53 under the caption “Other Liquidity Matters” we said: “We believe that cash on hand and generated from operations and amounts available under our five-year credit facility along with amounts available from the capital markets, will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. However, if a class is certified in any of the purported class action antitrust lawsuits filed against us, as described in Note 17 of the Consolidated Financial Statements, and the plaintiffs prevail at trial, potential damages awarded the plaintiffs could have a material adverse effect on our results of operations, financial condition and/or liquidity.”
•	Tell us the amount of legal and other expenses you have incurred related to this complaint.

Cumulative litigation and related costs incurred through the end of January 2006 in relation to this matter have approximated $3.3 million, $1.2 million in fiscal 2005 and the remainder in the first four months of fiscal 2006. Because work on the Pioneer Valley and Fancher matters largely overlap with the FCA matter and the cases have been consolidated for discovery purposes, these fees and expenses include the fees and expenses for all three matters. These fees and expenses also include all overlapping document production expenses associated with the state Attorneys General investigation.
•	We note your accounting policy related to legal expenses. Tell us whether you have accrued any legal expenses related to this complaint and if so, how much.
Our accounting policy with respect to legal fees, as outlined in Critical Accounting Policies within MD&A and in Note 17, “Commitments and Contingencies,” states:
Legal fees associated with claims and lawsuits are expensed as incurred. Upon recognition of an estimated loss resulting from a settlement, an estimate of legal fees to complete the settlement is also included in the amount of the loss recognized.
As we are still in the early stages of this litigation, legal fees associated with FCA have been expensed as incurred with our accrual limited to legal services rendered through such date. As of September 30, 2005 and January 31, 2006, our accrual for such services rendered in relation to FCA and the Pioneer Valley complaint were $0.2 million and $0.7 million, respectively.
•	Please elaborate upon your legal policy (i.e. accrual, versus expenses as incurred). Tell us in more detail how you make the determination as to whether to accrue legal expenses.
As outlined immediately above, legal fees are expensed as incurred based on the date of legal services performed. Accruals for future legal fees are made only in connection with the settlement of litigation and then only for the estimate of the amount necessary to complete the settlement. As of September 30, 2005, the only matter for which future litigation expenses had been accrued under our policy is the anticipated settlement with Spartanburg Regional Healthcare System.
•	Tell us whether the plaintiffs have quantified any claim and if so, how much.
Plaintiffs have not quantified any claim. Plaintiffs generally seek actual unspecified monetary damages, trebling of any such damages that may be awarded, recovery of attorneys’ fees and costs and injunctive relief. We would not normally expect the Plaintiffs to quantify their damages claim until fact discovery is completed.
•	Describe in more detail the uncertainties surrounding this anti-trust case and the circumstances that would cause you to lose, or prevail.
There is inherent uncertainty regarding the outcome of any litigation and we are still in the very early stages of this litigation, making it difficult to describe all potential uncertainties. In this litigation, for example, there are uncertainties about whether a class will be certified; uncertainties about how the Court and, if the case reaches trial, the jury, will respond to and evaluate arguments and evidence; uncertainties relating to discovery; uncertainties relating to the possibility of novel issues of law; and, if the case reaches trial, uncertainties relating to who the witnesses in the case will be and their credibility. A motion to dismiss the entire case has been filed and it is reasonably possible that it will resolve this case without any award of damages. There is also a reasonable possibility of resolving this case without any award of damages on the basis of one or more summary judgment motions after completion of discovery.

14.	Please separately address the same factors above regarding the Pioneer Valley Complaint and the Civil Investigative Demands by the Attorney General of Maryland and certain other states.
Pioneer Valley
Notwithstanding your view as to the merits of the claim, tell us whether it is reasonably possible that a material loss could result from this complaint
We believe that there are meritorious defenses to class certification and to plaintiffs’ allegations and damage theories, which have a reasonable possibility of resolving this litigation without any damages award, although because litigation is uncertain and in the early stages it is also reasonably possible that a material loss could result from this complaint. Please see the relevant disclosures from our Form 10-K that we discussed above.
Tell us the amount of legal and other expenses you have incurred related to this complaint

Please see the answer above relating to the legal and other expenses for the FCA matter. Because of the overlap between the cases and the fact that they have been consolidated for discovery purposes, we have not broken out the expenses for the separate complaints.

Tell us whether the plaintiffs have quantified any claim and if so, how much

Plaintiffs have not quantified any claim. Plaintiffs generally seek actual unspecified monetary damages, trebling of any such damages that may be awarded, recovery of attorneys’ fees and costs and injunctive relief. We would not normally expect the Plaintiffs to quantify their damages claim until fact discovery is completed.

Describe in more detail the uncertainties surrounding this anti-trust case and the circumstances that would cause you to lose, or prevail

There is inherent uncertainty regarding the outcome of any litigation and we are still in the very early stages of this litigation, making it difficult to describe all potential uncertainties. In this litigation, for example, there are uncertainties about whether a class will be certified; uncertainties about how the Court and, if the case reaches trial, the jury, will respond to and evaluate arguments and evidence; uncertainties relating to discovery; uncertainties relating to the possibility of novel issues of law; and, if the case reaches trial, uncertainties relating to who the witnesses in the case will be and their credibility. A motion to dismiss the entire case has been filed and it is reasonably possible that it will resolve this case without any award of damages. There is also a reasonable possibility of resolving this case without any award of damages on the basis of one or more summary judgment motions after completion of discovery.

Civil Investigative Demands (“CIDs”)

Notwithstanding your view as to the merits of the claim, tell us whether it is reasonably possible that a material loss could result from this complaint

The Attorneys General have not brought a lawsuit or complaint or made any allegations against the Company. At this stage of their investigation, it is impossible to determine whether any Attorney(s) General will bring such a claim. Thus, it would be premature to assess whether a material loss could result from any such claim.

Tell us the amount of legal and other expenses you have incurred related to the CIDs

Most of the expense of complying with the Attorneys General’s CIDs has been in providing documents produced in the FCA litigation to the Attorneys General and is included in the total expenses allocated to the FCA litigation. Total legal expenses that are unique to the Attorneys General investigation amount to less than $40,000 through January 31, 2006.

Tell us whether the plaintiffs have quantified any claim and if so, how much

The Attorneys General have not brought any lawsuit or complaint or made any allegations against the Company and have therefore not quantified any claim that they might bring.

Describe in more detail the uncertainties surrounding this anti-trust case and the circumstances that would cause you to lose, or prevail

The Attorneys General have not brought any lawsuit or complaint or made any allegations against the Company. Thus, it would be premature to assess the uncertainties and the circumstances that would cause the company to lose or prevail if any Attorney(s) General brought such a lawsuit.
15.	We note that it is possible that various other claims could have a material adverse effect on your financial condition, results of operations and cash flows. Please tell us about any other material claims and tell us your consideration of FAS 5, paragraph 10.
In connection with our disclosure regarding cases and claims against the Company on pages 24 and 113 of our Form 10-K, on page 24 under Item 3. under the caption “Legal Proceedings” and on page 113 in Note 17 under the caption “Commitments and Contingencies,” we said:
“We are subject to various other claims and contingencies arising out of the normal course of business, including those relating to commercial transactions, product liability, employee related matters, antitrust, safety, health, taxes, environmental and other matters. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. It is possible that some litigation matters for which reserves have not been established could be decided unfavorably to us, and that any such unfavorable decisions could have a material adverse effect on our financial condition, results of operations and cash flows.”
At this time we do not believe that any of the non-disclosed claims are material and thus no additional disclosures pursuant to paragraph 10 of SFAS 5, “Accounting for Contingencies,” were warranted. However, litigation is subject to change and all litigation and contingent matters are continuously reviewed and evaluated. Accruals are recognized for such matters, when warranted, in accordance with paragraph 8 of SFAS 5. As of September 30, 2005, the amount of any such accruals was not material.
Item 9A — Controls and Procedures
16.	We note your discussion of the remediation of prior year material weaknesses. Please better explain to us the timing of 1) your discovery of these material weaknesses, 2) the implementation of your remediation plan, and 3) the testing of your disclosure controls and procedures and internal controls over financial reporting as of September 30, 2005. This matter is unclear to us given that you did not announce that you had discovered material weaknesses in your fiscal 2004 results until your Form 8-K filed on November 22, 2005. Based on this timing, it is unclear to us how you could have remediated such weaknesses prior to September 30, 2005.
During the fourth quarter of fiscal 2003, the Company entered into definitive agreements to sell Hill-Rom’s piped-medical gas and infant care businesses and in the second quarter of fiscal 2004, the Company entered into a definitive agreement to sell Forethought Financial Services, Inc. and its subsidiaries (“Forethought”). The divestitures of these businesses were finalized in fiscal 2004 and were accounted for as discontinued operations in the Company’s consolidated financial statements.

While finalizing the fiscal 2004 U.S. federal and state income tax returns, and during preparation of the subsequent tax provision to income tax return reconciliations, management identified errors which understated the income tax benefits associated with these discontinued operations. Further, while assessing the implications of these errors during our year-end financial closing process following the end of our 2005 fiscal year, management determined that it had also made errors with respect to the Company’s allocation of goodwill to Hill-Rom’s piped-medical gas and infant care businesses for purposes of determining both the impairment loss recognized in the fourth fiscal quarter of 2003 and the effect of the dispositions recognized upon the closure of the transactions in fiscal 2004.

As a result of the identification of these errors, the Audit Committee of the Company’s Board of Directors concluded on November 16, 2005, after consultation with management and a review of the pertinent facts, that it was necessary to restate the previously issued financial statements for the fiscal years ended September 30, 2003 and 2004. We completed these restatements with the filing of an amended Form 10-K for the fiscal year ended September 30, 2004 on December 16, 2005 and with the filing of amended Quarterly Reports on Form 10-Q for all three quarters of fiscal 2005 on January 24, 2006. As a result of these restatements, management also concluded that each of these matters constituted a material weakness in internal control that existed as of September 30, 2004.

Fiscal 2005 was the initial year in which we were subject to the assessment requirements of Sarbanes-Oxley Section 404. In light of the existence of material weaknesses as of September 30, 2004 and the timing of when such weaknesses were identified, a careful assessment of the deficiencies was conducted prior to the completion of management’s assessment of our internal control over financial reporting as of September 30, 2005. Factors considered in this assessment and our ultimate conclusions thereon are outlined below.

In fiscal 2004, various deficiencies were noted with respect to our financial reporting for income taxes. As a result of these observations and our desire to improve internal accounting controls in preparation for our initial year of Sarbanes-Oxley Section 404 compliance, during fiscal 2005 a number of improvements were made relative to the internal control processes over the financial reporting for income taxes, including the following:
•	Stabilization of our tax department, which had undergone significant personnel turnover during fiscal 2004.

•	The addition of a Director of Tax specializing in the accounting for income taxes in accordance with SFAS 109, “Accounting for Income Taxes” (hired in September 2004).

•	Completion of a review of the internal control processes for financial reporting for income taxes and documentation of the reporting process and key controls as part of our first year requirements for compliance with Sarbanes-Oxley Section 404 (completed in December 2004).

•	In-sourced the complete financial reporting process over income taxes, including portions previously done through our outsource provider (completed in December 2004).

•	Company level controls were documented and tested by management with no identified significant deficiencies or material weaknesses (performed throughout the year for quarterly controls, with annual control testing completed following year-end).

•	While errors were identified with respect to the discontinued operations tax provision associated with the above business divestitures, the tax provision to return reconciliation for fiscal 2004 performed in 2005 did not identify any material adjustments, individually or in the aggregate, to our tax provision for continuing operations, substantively validating the 2004 continuing operations tax accrual process.
With respect to the discontinued operations income tax errors identified for fiscal 2004, it is important to note that it was the Company’s own internal control processes, as outlined above, that identified and quantified the necessary adjustments to the income tax provision. This further validates that our current controls and procedures are functioning appropriately. In addition, during fiscal 2005 the Company also reviewed and assessed the tax implications of the following complex and unusual transactions, with no deficiencies or adjustments required:
•	Fourth quarter 2005 operational restructuring impacting multiple domestic and foreign tax jurisdictions;

•	the impairment of a strategic investment in the fourth quarter of 2005;

•	settlement of Spartanburg antitrust litigation reported in the fourth quarter of 2005; and

•	the integration of recently acquired businesses into our tax and legal structure throughout 2005.
While these transactions are not identical to those in which the errors were detected, each of these is complex and unique, thereby requiring a formal assessment of the tax implications of each transaction.

Based on the timely and accurate assessment of the above complex and unusual transactions, that it was the Company’s enhanced internal control processes that detected the errors in question, and the lack of any identified control deficiencies with respect to our assessment of these controls, which was not completed until subsequent to year-end, we concluded that the material weakness related to financial reporting for income taxes was fully remediated as of September 30, 2005.

With respect to the material weakness related to the improper allocation of goodwill to businesses to be disposed of, as outlined in our response to question 3 above, this error condition related to the misapplication of an exception condition outlined in paragraph 39 of SFAS 142. While the Company appropriately concluded that the dispositions of our piped-medical gas and infant care businesses represented only portions of a reporting unit, it incorrectly concluded that the inconsequential level of business integration and the on-going lack of institutional value from the acquired goodwill would require the Company to consider the full remaining value of the acquired goodwill in its assessment of the gain or loss on disposal of the businesses. While this interpretation was found to be in error, based on subsequent interpretations and an improved understanding of how the exception was being applied, the Company’s internal control processes in place at the time of the original accounting were not considered deficient. The transaction was fully reviewed and the specific items in question were assessed, although the conclusions reached were incorrect.

The process of remediation for judgmental and complex internal control processes, and the related assessment of deficiencies is not obvious or clear when such are related to specific transactions of an unusual nature. If remediation can only be demonstrated through the successful analysis and assessment of a substantially similar transaction, then absent the occurrence of such a transaction a deficiency would never be remediated. As the absence of a specific and unusual transaction should not in and of itself be indicative of the continuation of a deficiency, in assessing the potential ongoing applicability of our fiscal 2004 material weakness as of September 30, 2005, the following factors were considered:
•	Reporting units have been properly determined and annual goodwill impairment assessments performed for all fiscal years subsequent to 2003, the year in which the original allocation error occurred.

•	In fiscal 2004, the Company realigned its reporting units such that goodwill previously assigned to historical acquisitions has now been allocated to new reporting units. Historical goodwill was allocated from the previous single Hill-Rom reporting unit to multiple reporting units based on their relative fair values at the time of realignment. This allocation eliminated the specific identification of the existing goodwill related to each acquisition and significantly reduced the risk that a similar goodwill allocation error could be repeated.

•	Goodwill related to the fiscal 2004 acquisitions of Mediq Incorporated, ARI and NaviCare were properly allocated to reporting units without exception.

•	Subsequent to the fiscal 2004 acquisitions, we engaged in the process of integrating the acquired businesses into our existing reporting units, making it remote that the Company could assert or apply the exception condition in paragraph 39 of SFAS 142 based on a lack of integration of the acquired businesses.

•	The disposition of Forethought in fiscal 2004 was properly accounted for, although Forethought constituted an entire reporting unit rather than a portion of a reporting unit.

•	As part of our Sarbanes-Oxley Section 404 process, we documented the design and tested the performance of the internal controls over financial reporting associated with the determination of reporting units and the allocation of goodwill to such reporting units without deficiency.

•	As of September 30, 2005, there were no reporting units that were impaired which could, if disposed of or evaluated as a discontinued operation, result in an allocation of goodwill similar to that performed with respect to the piped-medical gas and infant care businesses.
In light of the above factors and conditions, we concluded that there were no continuing design or operating deficiencies as of September 30, 2005 related to this matter and that the previous material weakness had been fully remediated.
*       *       *       *       *
In connection with our response, we also acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosures in our periodic filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff may direct any comments or questions regarding this letter to me by telephone at (812) 931-2191 or by telecopier at (812) 934-8329.
Sincerely,
/s/ Gregory N. Miller
Gregory N. Miller
Senior Vice President and Chief Financial Officer
Courtesy copies to:
At Securities and Exchange Commission:
Mr. John Hartz
Mr. John Cash
At Hillenbrand Industries, Inc.:
Mr. Rolf A. Classon, Interim President and Chief Executive Officer
Mr. Patrick de Maynadier, Vice President and General Counsel
Mr. Richard G. Keller, Vice President, Controller and Chief Accounting Officer
At PricewaterhouseCoopers LLP:
Mr. Richard A. Quimby

Hillenbrand Industries, Inc .
1069 State Route 46 East
Batesville, IN 47006-8835

FOIA CONFIDENTIAL TREATMENT REQUEST
BY HILLENBRAND INDUSTRIES, INC.

March 17, 2006
Ms. Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Hillenbrand Industries, Inc. (the “Company”) FOIA Confidential
Treatment and Rule 418 and Rule 12b-4 Requests
Dear Ms. Thompson:
     We refer to comment letter (the “Comment Letter”) of the Staff of the Securities and Exchange Commission dated February 16, 2006 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005. In the Comment Letter, the Staff requested that it be provided supplementally with copies of certain materials. In response to the Staff’s request, we enclose copies of the following confidential materials (collectively, the “Confidential Information”)1:
•	Monthly Hill-Rom Operating Review Memo

•	Monthly Consolidated Operating Review Memo to the Board of Directors

•	Weekly Capital Shipment and Order Report
     Rule 418 and Rule 12b-4 Requests
     Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Confidential Information is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of any registration statement or report filed by the Company. Pursuant to Rule 418 and Rule 12b-4, the Company hereby requests that the Confidential Information be returned to the Company promptly following completion of the Staff’s review of the Confidential Information.
     Rule 83 Request for Confidential Treatment
     In accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §

[1]Copies of the Confidential Information are not included with the copy of this letter being submitted electronically via EDGAR.

200.83), we also request confidential treatment of the Confidential Information. Please promptly inform the Company of any request for any or all of such Confidential Information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
     The Confidential Information constitutes privileged or confidential trade secrets or commercial or financial information and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Information has not previously been disclosed or made available to the public.
     Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.
     Any questions or notifications with respect to this request for confidential treatment should be directed to Mr. Gregory N. Miller, Senior Vice President and Chief Financial Officer, Hillenbrand Industries, Inc., 1069 State Route 46 East Street, Batesville, Indiana 47006-8835, at 812-934-8329.

Very truly yours,

Hillenbrand Industries, Inc.

By:	/s/ Gregory N. Miller

Gregory N. Miller, Senior Vice President and
Chief Financial Officer

(Enclosure)

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